UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Enclosure: A press release dated August 4, 2023, announcing Turkcell’s decision to issue debt instruments by Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. and Turkcell Finansman A.Ş.

Istanbul, August 4, 2023

Announcement Regarding the Decisions to Issue Debt Instrument

Our Company's Board of Directors resolved that our wholly owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. shall issue debt instrument. The issuance shall be at a nominal value of up to TRY1 billion, with various maturities up to one-year, in Turkish Lira terms, in the domestic market, in one or more tranches, without public offering, as private placement and/or to be sold to institutional investors.

Our Company's Board of Directors also resolved that our wholly owned subsidiary Turkcell Finansman A.Ş. shall issue debt instrument. The issuance shall be at a nominal value of up to TRY1 billion, with various maturities up to one-year, in Turkish Lira terms, in the domestic market, in one or more tranches, without public offering, as private placement and/or to be sold to institutional investors.

The respective issuances are subject to approval of Capital Markets Board.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 4, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 4, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)